UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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SurModics, Inc.
(Exact name of registrant as specified in its charter)

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Minnesota	0-23837	41-1356149
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9924 West 74th Street
Eden Prairie, Minnesota	55344
(Address of Principal Executive Offices)	(Zip Code)

Bryan K. Phillips Senior Vice President, General Counsel and Secretary 9924 West 74th Street Eden Prairie, Minnesota 55344 (952) 829-2700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This specialized disclosure report of SurModics, Inc. (the “Company”, “we” or “our”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Form SD and Rule 13p-1 (together, the “Rule”) promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended, for the period from January 1, 2014 to December 31, 2014.  The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products.  “Conflict Minerals” are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.

SurModics develops, manufactures and markets surface modification and in vitro diagnostic technologies and products to the healthcare industry.  The Company is organized into two business units: (1) our Medical Device business unit provides surface modification coating technologies and products to improve access, deliverability, and predictable deployment of medical devices, as well as drug delivery coating technologies to provide site-specific drug delivery from the surface of a medical device; and (2) our In Vitro Diagnostics business unit provides component products and technologies for diagnostic test kits and biomedical research applications.

As a provider of technologies and products to the medical device and diagnostic industries, the Company does not engage in the actual mining of conflict minerals, does not purchase raw ore or unrefined conflict minerals from any source, and does not directly purchase any product, mineral or any other materials from any source in any of the Covered Countries.  “Covered Countries” are defined in the Rule as the Democratic Republic of Congo or any of its adjoining countries.

Conflict Minerals Disclosure

As required by the Rule, the Company undertook an assessment to determine which of its products contained a Conflict Mineral due to the presence of minerals obtained from suppliers or from the utilization of such minerals in the Company’s or its suppliers’ manufacturing processes.  This assessment included a review of supply chain, product development and other information, including bills of material, product specifications, design documents and information in our resource management systems.  Technical and supply chain personnel from our research and development, manufacturing and operations functions participated in this assessment.

As a result of this assessment, the Company determined that certain of its in vitro diagnostics products are made using a solution that contains a chemical compound (the “Chemical Compound”) derived from tin which is considered necessary to the functionality or production of such products (the “Covered Products”).  The Company determined that the Chemical Compound contained in these products prior to January 1, 2014, was purchased prior to January 31, 2013, and, thus, was “outside the supply chain” as defined in the Rule.  Consequently, the Company was not required to disclose or provide any information concerning the use of the Chemical Compound for the period from January 1, 2013 to December 31, 2013.

Since January 1, 2014, the Company purchased additional quantities of the Chemical Compound (100 grams for $37.60) for use with the Covered Products.  The Company conducted, in good faith, a reasonable country of origin inquiry regarding the Chemical Compound, which inquiry was designed to determine whether the compound originated in any of the Covered Countries, or was from recycled or scrap sources, as defined in the Rule.  To this end, the Company requested additional information about the Chemical Compound from the third-party supplier, including information about its origin.  In response to this request, the supplier identified the origin of the Chemical Compound as a country other than one of the Covered Countries.  Based on the response of the supplier, the Company has concluded that there is no reason to believe that the Chemical Compound may have originated in a Covered Country.

As required by the Rule, the Company is providing a copy of this disclosure on the Company’s website at www.surmodics.com on the Investor Relations page under the heading “Conflict Minerals Disclosure.”

Applicability of the Rule to Chemical Compounds Manufactured from Tin, Tantalum, Tungsten, or Gold

The Company is aware of informal interpretive guidance provided by the SEC that it does not consider the use of chemical compounds manufactured from tin, tantalum, tungsten, or gold, such as, the Chemical Compound, to be covered by the Rule.  The Company will continue to consider the applicability of the Rule to its use of the Chemical Compound, including, without limitation, the impact of any interpretive guidance that may be provided by the SEC in the future.

Section 2 – Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SURMODICS, INC.

Date: June 1, 2015	/s/ Bryan K. Phillips
Bryan K. Phillips
Sr. Vice President and General Counsel